Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalir.com	www.compassinvestorrelations.com

Acorn International Wins Trademark Infringement Lawsuit Following Establishment of IP & Brand Protection Unit

to Defend Its Proprietary and Licensed Brands in China

SHANGHAI, China, December 21, 2016 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) has announced that on December 2, 2016 the Company, received the final judgement from Shanghai Pudong People’s Court (“the Court”) that Yongkang Jinqiu Fitness Equipment Co., Ltd had infringed the Company’s trademark for its Oukai BBJ products and must pay Acorn monetary damages. This victory in court represents a key symbolic step in Acorn’s push to go after intellectual property (IP) pirates in China and to continue to build its role as a trusted partner for top foreign brands entering China.

As previously disclosed, Acorn continued to focus on growing sales of its proprietary-branded products as well as third-party branded products through e-commerce, its other direct sales platforms as well as its nationwide distribution network.

To support the success of this business model, Acorn has launched an IP & Brand Protection Unit within the Company to protect its brands and fight against intellectual property (IP) infringers that are pirating the Company’s IP rights. This new initiative has enabled and will continue to enable Acorn to increase revenues by taking back sales and market share from competitors that are engaging in this illegal behavior and selling counterfeit goods that violate Acorn’s intellectual property rights.

“As a Company focused on building our proprietary brands and third party brands licensed by us in China, Acorn understands the importance of protecting its intellectual property and cracking down on counterfeiters that try to steal from us. Our newly established IP & Brand Protection Unit will continue to go after these types of counterfeiters through different means, including initiating IP infringement lawsuits through court action. We have proven this effort has had and will continue to have a direct and positive effect on our business performance as we take back sales and market share from counterfeiters,” said Jacob A. Fisch, President of Acorn.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About Acorn International, Inc.

Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

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